TRANSACTION IN OWN SHARES

UNILEVER PLC
Released 07:00:05 29 July 2024

RNS Number : 1001Y
Unilever PLC
29 July 2024

TRANSACTIONS IN OWN SECURITIES

29 July 2024

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Goldman Sachs International ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	26 July 2024
Number of ordinary shares purchased:	913
Highest price paid per share:	GBP 47.2000
Lowest price paid per share:	GBP 46.5200
Volume weighted average price paid per share:	GBP 46.9295

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 17 May 2024, as announced on that date.

Following the purchase of these shares, Unilever holds 27,247,360 of its ordinary shares in treasury and has 2,494,249,978 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBP)	Aggregated volume
LSE	46.9295	913
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Time (BST)
50	46.62	XLON	10:04:14
50	46.62	XLON	10:04:15
51	46.52	XLON	10:39:26
50	46.77	XLON	11:18:16
50	46.88	XLON	11:55:00
50	47.03	XLON	12:33:37
50	47.04	XLON	13:13:42
50	47.13	XLON	13:46:49
51	47.20	XLON	14:12:20
50	47.03	XLON	14:30:42
28	47.03	XLON	14:39:00
22	47.03	XLON	14:39:01
50	47.02	XLON	14:48:13
50	46.89	XLON	14:59:51
50	46.93	XLON	15:11:53
50	46.97	XLON	15:25:55
54	46.95	XLON	15:39:32
56	47.01	XLON	15:55:58
19	47.08	XLON	16:10:57
32	47.08	XLON	16:10:57

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

END